EXHIBIT 99.1

Evaxion announces business update and full year 2024 financial results

COPENHAGEN, Denmark, April 1, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, provides business update and announces full year 2024 financial results.

Business highlights
2024 and the first months of 2025 saw Evaxion make substantial progress in both business development, research and development and financing. Key highlights are listed below.

  Our transformational partnership with MSD (Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA) on two vaccine candidates for infectious diseases entered in September 2024. The projects are tracking according to the agreed plans towards potential option exercise in the second half of 2025.
  The continued progression of the phase 2 trial with our lead asset, personalized cancer vaccine EVX-01, demonstrating convincing one-year interim data and on track for two-year clinical efficacy readout in the second half of 2025. The data package will be further strengthened - at low cost - through a one-year extension of the trial.
  We also strengthened our pipeline of cancer vaccines by obtaining preclinical Proof-of-Concept for our novel precision cancer vaccine concept targeting non-conventional endogenous retrovirus (ERV) tumor antigens shared across patients. We are advancing the program at full speed towards identifying a lead vaccine candidate in the second half of 2025.
  Our leading AI-Immunology™ platform was further improved with the launch of a novel toxin antigen predictor allowing for the development of improved bacterial vaccines. This has served to further strengthen our value proposition towards potential partners.
  Our financial position was significantly strengthened by successfully completing a public offering in January 2025. Coupled with other capital markets activities, we brought in a net total of approximately $17 million in cash and equity, extending our cash runway to mid-2026. MSD Global Health Innovation Fund, MSD’s venture arm, remain our largest shareholder having participated in our last three equity offerings and now holds an ownership stake of just below 20%.

“Evaxion has made significant progress over the past 15 months and the company has never been stronger fundamentally. We maintain our strong momentum in strategy execution and have already achieved our first 2025 company milestone with the completion of dosing in the EVX-01 phase 2 trial in January. Having demonstrated our ability to derive value from both our AI-Immunology™ platform and our pipeline, we continue our efforts to create long-term value based on our multi-partner strategy. We are confident in our ability to deliver on our 2025 milestones focusing on business development, our platform and pipeline and in doing so further driving long-term value creation,” says Christian Kanstrup, CEO of Evaxion.

2025 milestones
Building on the many achievements we are pursuing several value catalysts for 2025. Evaxion’s strategic milestones for 2025 reflect our high activity level, broad pipeline and strong external interest in potential partnerships around both our AI-Immunology™ platform and pipeline assets. As such, the milestones underscore our continued anticipated strategic progress.

Evaxion’s overriding priorities are execution upon our business development strategy, continuation of the ongoing EVX-01 phase 2 trial, the ongoing strengthening of our AI-Immunology™ platform and further advancement of our research activities, including progressing our ERV-based precision vaccine concept towards clinical development. Finally, the focus is on bringing the MSD collaboration to option exercise.

We maintain strict cost control and diligently prioritize and optimize our resource allocation. This enables us to absorb the increased level of activity in 2025 within the same cash spend as in 2024, e.g. we expect an operational cash burn of ~$14 million in 2025.

	Milestones	Target
AI-Immunology™	Launch of automated lead vaccine candidate design module	H2
Business development and partnerships	At least two new agreements	2025
EVX-01	All patients completed EVX-01 dosing	H1 ✓
EVX-01	Supplemental phase 2 biomarker and immunogenicity data	H1
EVX-01	Two-year phase 2 clinical efficacy readout	H2
Precision ERV cancer vaccines	Selection of lead vaccine candidate	H2
MSD vaccine collaboration (EVX-B2/EVX-B3)	MSD option exercise, up to USD 10 million option exercise fee	H2
EVX-V1	Lead antigens selected for CMV vaccine candidate	H2
Infectious diseases	Two new pipeline candidates	1 in H1, 1 in H2

Research & Development update
We are seeing good progress across our pipeline of development programs in both cancer and infectious disease.

The phase 2 trial with EVX-01, a personalized cancer vaccine currently being evaluated as a treatment for advanced melanoma (skin cancer), is tracking nicely towards two-year clinical efficacy readout. Dosing of all patients was completed in January 2025 and the trial will yield multiple data readouts in 2025 with new biomarker and immune data to be presented at the American Association for Cancer Research (AACR) Annual Meeting taking place in Chicago April 25-30, 2025.

In the second half of the year, we are looking forward to present two-year data from the trial. Based on the convincing data obtained so far - one-year data showed a 69% Overall Response rate and 15 out of 16 patients having tumor reductions - we are eagerly awaiting the two-year readout. We are also excited to have added a one-year extension to the trial, which will at low cost strengthen EVX-01’s data package further.

Beyond personalized cancer vaccines, our AI-Immunology™ platform has also enabled us to establish an ERV-based precision cancer vaccine concept. ERVs hold a great therapeutic potential and with AI-Immunology™ we can design broadly applicable precision vaccines harnessing this potential. We expect to identify the lead candidate for this program in the second half of 2025. This will be an important milestone as we expand our pipeline of potential truly novel cancer treatments with potential broad applicability. As previously communicated, we plan to bring the vaccine candidate into early clinical development ourselves.

Our infectious disease pipeline also saw good progress. The initial collaboration with MSD on EVX-B3 was expanded to also include our proprietary pipeline candidate EVX-B2 for Gonorrhea through the option and license agreement entered in September 2024. The programs are tracking as planned towards expected option exercise in the second half of 2025. Following potential option exercise, MSD will take over further development and commercialization with Evaxion entitled to significant milestone payments as development successfully progresses. Evaxion will also receive royalties on sales if and when one or both vaccine candidates reaches the market.

We expect to utilize AI-Immunology™ to identify two new vaccine candidates for infectious diseases in 2025, the first already in the first half of the year. This will broaden our infectious disease pipeline with new assets that could potentially be partnered out like EVX-B2. Continuing to expand the pipeline with novel assets targeting significant unmet needs will be an important enabler for a continued successful execution of our multi-partner strategy.

One such already existing asset is EVX-V1, a novel vaccine program for the treatment of cytomegalovirus (CMV). We presented positive preclinical data from the program in November 2024 and are advancing these new findings to identify lead antigens for a multi-component CMV vaccine candidate in the second half of 2025. The collaboration with ExpreS2ion on EVX-V1 has been ended on their initiative, and we now hold all rights to this asset and can potentially out-license it at our discretion.

The continued development and improvement of AI-Immunology™ remain a cornerstone of our strategy to ensure our position as a leading AI-based TechBio company. In 2024, we improved the platform through an update of its EDEN™ AI prediction model. Among other improvements, the model can now predict toxin antigens, allowing for the development of improved bacterial vaccines.

This year, we expect to expand the platform with the launch of an automated lead vaccine candidate design module, among other improvements. This would further enhance the platform’s speed and accuracy in designing novel vaccines.

Business development update
Evaxion seek to generate value from both our platform and pipeline through novel target discovery collaborations as well as licensing agreements around existing pipeline assets with multiple partners. The MSD deal collaboration entered in 2024, including both a target discovery collaboration (EVX-B3) and an existing pipeline asset (EVX-B2), is a great example of the partnering strategy we are pursuing.

We continue to see a good level of external interest in our platform and pipeline and are advancing multiple partnership discussions in parallel. We have, however, seen a delay in the expansion of our business development collaborations as a potential agreement in late-stage discussions carried into 2025 has turned out not to materialize due to a late change in focus with the potential partner.

Such is the nature of business development; however, we remain encouraged by the breadth of our business development pipeline and are diligently pursuing our 2025 objective of entering into at least two new business development agreements. In parallel with advancing new potential collaborations, we of course also have a strong focus on bringing the MSD EVX-B2/EVX-B3 collaboration to potential option exercise in the second half of 2025.

EIB loan conversion
Evaxion remains in advanced discussion with the European Investment Bank (EIB) about conversion of €3.5 million out of Evaxion’s €7 million loan with EIB into an equity-type instrument. While the overall scope and objective have been agreed, final and detailed discussions are ongoing, and final documentation still needs to be agreed. The conversion is now expected to be formally finalized in the second quarter of 2025.

The conversion is expected to increase Evaxion’s equity by $3.7 million (€3.5 million) immediately upon completion. We have no debt besides the EIB-loan, so the conversion would also substantially reduce our overall liabilities, simplify our balance sheet and improve our financial flexibility and cash flow.

Full year 2024 financial results
Cash and cash equivalents as of December 31, 2024, was $6.0 million, as compared to $5.6 million as of December 31, 2023. Including the successful capital markets initiatives in January 2025, we expect that our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements until mid-2026.

Revenue of $3.3 million was recognized for the full year 2024, as compared to $0.1 million for 2023. The improved revenue for 2024 relates to the signed option and license agreement with MSD.

Research and development (R&D) expenses were $10.5 million for the year 2024, compared to $11.9 million for 2023. The decrease year-over-year relates to reduced headcount in R&D and cost efficiencies.

General and administrative expenses were $7.6 million for 2024, compared to $10.4 million for 2023. The decrease was primarily driven by full year saving effect in 2024, following changes to executive management in 2023. Furthermore, cost reductions related to overhead and professional fees have been realized.

For the full year 2024 we generated a net loss of $10.6 million, or $(0.20) per basic and diluted share, as compared to a net loss of $22.1 million, or $(0.81) per basic and diluted share for the year 2023. The decreased loss was driven by the recognized revenue and reduced spending in both our R&D and general & administrative expenses.

Total equity amounts to $(1.7) million as December 31, 2024.

Evaxion Biotech A/S
Consolidated Statement of Financial Position Data
(USD in thousands)

	Dec 31, 2024	Dec 31, 2023
Cash and cash equivalents	5,952	5,583
Total assets	12,485	12,889
Total liabilities	14,137	17,618
Share capital	10,516	5,899
Other reserves	106,369	99,946
Accumulated deficit	(118,537)	(107,860)
Total equity before derivative warrant liability	(1,652)	(2,015)
Effect from derivative liabilities from investor warrants	-	(2,714)
Total equity	(1,652)	(4,729)
Total liabilities and equity	12,485	12,889

Evaxion Biotech A/S
Consolidated Statement of Comprehensive Loss Data
(USD in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
Revenue	122	73	3,344	73
Research and development	(2,255)	(2,298)	(10,457)	(11,916)
General and administrative	(1,891)	(2,139)	(7,619)	(10,354)
Operating loss	(4,024)	(4,364)	(14,732)	(22,197)
Finance income	578	559	6,500	963
Finance expenses	(458)	(895)	(3,123)	(1,681)
Net loss before tax	(3,904)	(4,700)	(11,355)	(22,915)
Income tax benefit	275	177	788	790
Net loss for the period	(3,629)	(4,523)	(10,567)	(22,125)
Net loss attributable to shareholders of Evaxion Biotech A/S	(3,629)	(4,523)	(10,567)	(22,125)
Loss per share – basic and diluted	(0.07)	(0.17)	(0.20)	(0.81)
Number of shares used for calculation (basic and diluted)	53,644,483	27,335,829	53,644,483	27,335,829

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.